Oracle Corporation	2300 Oracle Way	phone (737) 867-1000
Austin, Texas
78741

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Charli Gibbs-Tabler and Jennifer Angelini

October 20, 2023

RE:	Oracle Corporation

Form 10-K for Fiscal Year Ended May 31, 2023

Response Dated September 19, 2023

File No. 001-35992

Dear Ms. Gibbs-Tabler and Ms. Angelini:

This letter responds to the supplemental comment letter from the Staff of the Division of Corporation Finance, Office of Technology (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Safra Catz, Chief Executive Officer of Oracle Corporation (the “Company”) dated October 6, 2023, issued in response to the Company’s letter dated September 19, 2023 (the “Initial Response Letter”) in response to the Staff’s comment letter dated August 21, 2023, all relating to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2023 (the “2023 Form 10-K”). In this letter, we have recited the supplemental comments from the Staff in italicized type and have followed each supplemental comment with the Company’s response.

As a general note and as noted in the Initial Response Letter, the Company carefully considers the requirements applicable to each filing under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder (the “Applicable Disclosure Requirements”), as well as SEC guidance regarding those requirements, including the SEC’s Guidance Regarding Disclosure Related to Climate Change (SEC Rel. 33-9106, Feb. 2, 2010). In connection with the preparation of its filings under the Exchange Act and in consideration of the Applicable Disclosure Requirements, the Company engages in a number of processes to surface potentially material developments, events, trends and risks for consideration for disclosure (collectively, the “Disclosure Reviews”). Among other things, members of the Company’s legal, finance, regulatory, compliance, investor relations, tax, treasury and sustainability teams review portions of the Company’s prior disclosures; propose potential new disclosures as appropriate; meet with each other and with other key business leaders to discuss potentially material developments, events, trends and risks; and seek input from other areas of the business as necessary. In addition, the Company maintains a standing Disclosure Committee, which includes the Company’s Chief Executive Officer, Chief Accounting Officer, Chief Legal Officer and other senior business leaders. The Disclosure Committee generally meets on a quarterly basis to review previous and proposed new disclosures and to discuss any changes that may be appropriate as a result of potentially material developments, events, trends and risks identified during the Disclosure Review process, including environmental and climate-related risks. The Company also maintains an Environmental Steering Committee (the “ESC”) which is led by the Company’s Chief Sustainability Officer and includes senior management and executives across several Oracle business units. The ESC is responsible for assessing climate-related issues and driving cross-functional collaboration across the organization. The Company’s Chief Accounting Officer and several executives who observe Disclosure Committee meetings and/or report to members of the Disclosure Committee are members of the ESC. The ESC also regularly reports to the Company’s Chief Executive Officer regarding strategic climate change risks and opportunities. In determining the materiality of information to be included in its disclosures, the Company refers to the standard of materiality set forth in Basic v. Levinson, 485 U.S. 224 (1988).

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Form 10-K for Fiscal Year Ended May 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

1.	We note your response to prior comment 2. Please further address the following:

•

Your response that you have not seen or identified any material indirect consequences of climate-related regulation or business trends appears conclusory in nature. In this regard, we note disclosure in your Form 10-K cited in response to prior comment 1, including that “Regulatory, market, and competitive pressures regarding the greenhouse gas emissions and energy mix for our data center operations may also grow,” and on page 4 regarding increased customer demand for Oracle Cloud Services. Tell us more about how you evaluated the indirect consequences of climate-related regulation and business trends and how you concluded they are not material, providing support for your determinations.

•

According to your response, you (i) believe customers purchase your products and services for a wide variety of reasons, (ii) do not believe you have experienced decreased demand for products or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources, (iii) have not identified emissions as a driver of demand, (iv) are not aware of energy efficiency being a primary consideration, and (v) are not able to isolate the extent to which any single factor affects customers’ decisions. Tell us more about your actual experience regarding climate-related changes in demand and competition, including how you have identified or become aware of them. Explain the difficulty you have experienced in isolating climate-related factors from the other factors noted in your response, and tell us how you considered disclosing the related uncertainties in evaluating climate-related business trends.

•

Your response indicates that you believe your offerings could support customers’ achievement of environmental sustainability goals, both through transition to the cloud and through various cloud solutions. We also note disclosure on page 5 of your Form 10-K indicating that cloud service revenues represented 32%, 25%, and 22% of total revenues in fiscal 2023, 2022, and 2021. Tell us how you evaluated the materiality of these potential opportunities for purposes of disclosure.

•

Your response indicates that your cloud services used 81% renewable energy in 2023, with the goal of reaching 100% renewable energy across your commercial portfolio by the end of 2025. Provide us with additional information regarding the steps you have taken and expect to take in connection with your renewable energy goal. Include quantification of the costs incurred during the periods covered by your Form 10-K and expected to be incurred in future periods, and tell us how you assessed materiality.

Response

Set forth below are the Company’s detailed responses to each of the items referenced in the Staff’s comment.

•

Your response that you have not seen or identified any material indirect consequences of climate-related regulation or business trends appears conclusory in nature. In this regard, we note disclosure in your Form 10-K cited in response to prior comment 1, including that “Regulatory, market, and competitive pressures regarding the greenhouse gas emissions and energy mix for our data center operations may also grow,” and on page 4 regarding increased customer demand for Oracle Cloud Services. Tell us more about how you evaluated the indirect consequences of climate-related regulation and business trends and how you concluded they are not material, providing support for your determinations.

The Company has implemented a robust process to proactively identify, assess and manage environmental and climate-related risks, including through the use of risk management software and risk modeling tools and the performance of quantitative and qualitative scenario analyses. Assessments of environmental and climate-related risks are reviewed and discussed during quarterly meetings of the ESC and are also considered in connection with the Company’s Disclosure Reviews.

In connection with this process, the Company has assessed the reasonably foreseeable direct and indirect consequences of a variety of climate-related risks, including with respect to current and emerging regulation, technology, legal and compliance, market, reputational, acute physical and chronic physical risks. For example, as part of its assessment and management of climate-related regulatory risks, the Company closely monitors potential laws around energy efficiency and the circular economy and has sought to proactively mitigate the potential impact of such laws by participating in voluntary energy efficiency programs such as ENERGY STAR and LEED certifications. Informed by these risk assessment and risk management exercises, the Company expects its exposure to risks related to existing climate-related regulation to increase gradually over time but does not expect that such risks will represent exposures of more than 1% of its annual revenues.

Similarly, the Company has not identified any material indirect consequences of climate-related business trends. In connection with the Company’s risk management processes and Disclosure Reviews, the Company monitors market trends, including potential shifts in customer preferences toward low-carbon products, to inform product strategy. For example, in order to ensure that the Company’s products align to customers’ emissions reduction goals, the Company has implemented trainings for its hardware engineers in circular economy design principles. In addition, the Company believes that its Social Impact Report and other proactive and voluntary stakeholder communications have helped to communicate its alignment with climate-related business trends, aiding the Company’s ability to effectively mitigate potential demand and reputational risks relating to climate-related business trends.

As a result of these risk assessment and management processes, the Company believes its exposure to risks relating to the indirect consequences of climate-related regulation or business trends is limited and has been further mitigated by the Company’s proactive steps to address those risks. For these reasons, the Company determined that no additional disclosure regarding the potential indirect consequences of climate-related regulation or business trends beyond that included on page 28 of the 2023 Form 10-K, which states that regulatory, market and competitive pressures regarding the greenhouse gas emissions and energy mix for its data center operations may grow, was required under the Applicable Disclosure Requirements or would otherwise constitute material information necessary in order to make the statements in the 2023 Form 10-K, in light of the circumstances under which they were made, not misleading.

•

According to your response, you (i) believe customers purchase your products and services for a wide variety of reasons, (ii) do not believe you have experienced decreased demand for products or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources, (iii) have not identified emissions as a driver of demand, (iv) are not aware of energy efficiency being a primary consideration, and (v) are not able to isolate the extent to which any single factor affects customers’ decisions. Tell us more about your actual experience regarding climate-related changes in demand and competition, including how you have identified or become aware of them. Explain the difficulty you have experienced in isolating climate-related factors from the other factors noted in your response, and tell us how you considered disclosing the related uncertainties in evaluating climate-related business trends.

As noted above, market risks, such as potential shifts in customer preferences toward low-carbon products, are included in the Company’s climate-related risk assessments, and the Company monitors market trends, including potential shifts in customer preferences toward low-carbon products, to inform product strategy. For example, in order to ensure that the Company’s products align to customers’ emissions reduction goals, the Company has implemented trainings for its hardware engineers in circular economy design principles. In addition, the Company believes that its Social Impact Report and other proactive and voluntary disclosures about its environmental initiatives and footprint, including with respect to building and energy efficiency, renewable energy and emissions reduction, have helped to communicate its alignment with customers’ potential emissions reduction goals, aiding the Company’s management of demand and reputational risks relating to climate-related business trends.

The Company believes that these efforts to identify and respond to climate-related market trends, coupled with its proactive disclosures regarding such matters, have effectively addressed and mitigated the potential for customer considerations related to energy efficiency, greenhouse gas emissions, use of carbon-based energy sources and other potential climate-related considerations to adversely affect demand for the Company’s offerings. Although the Company believes that greenhouse gas emissions, use of carbon-based energy sources and energy efficiency may be among the factors considered by some of its customers, it is difficult to isolate the extent to which such factors affect customers’ decisions, if at all, as to whether or not to utilize its offerings. Further, as disclosed in the Initial Response Letter and on page 15 of the 2023 Form 10-K, the Company believes that numerous other factors, including cost, performance, scalability, reliability, security, functionality, efficiency, ease of use, speed to production and quality of technical support, are the key factors on which the Company competes in its cloud services and other businesses. Because the Company does not consider climate-related considerations to be a key factor upon which it competes, the Company believes a discussion of uncertainties in evaluating climate-related business trends was not material under the Applicable Disclosure Requirements and was appropriately omitted from the 2023 Form 10-K.

•

Your response indicates that you believe your offerings could support customers’ achievement of environmental sustainability goals, both through transition to the cloud and through various cloud solutions. We also note disclosure on page 5 of your Form 10-K indicating that cloud service revenues represented 32%, 25%, and 22% of total revenues in fiscal 2023, 2022, and 2021. Tell us how you evaluated the materiality of these potential opportunities for purposes of disclosure.

As noted above, the Company monitors market trends, including potential shifts in customer preferences toward low-carbon products, to inform product strategy, and believes that climate-related factors may be among the factors considered by some customers in deciding whether or not to utilize the Company’s offerings. For example, transitioning from on-premises infrastructure to a more efficient and sustainably powered cloud can help customers reduce their greenhouse gas emissions. However, as discussed above, the Company believes that numerous other factors, including cost, performance, scalability, reliability, security, functionality, efficiency, ease of use, speed to production and quality of technical support, are the key factors on which the Company competes in its cloud services and other businesses. Because the Company does not believe the potential to support customers’ achievement of sustainability goals is a key factor upon which it competes, it believes a discussion of such potential opportunities was not material under the Applicable Disclosure Requirements and was appropriately omitted from the 2023 Form 10-K.

•

Your response indicates that your cloud services used 81% renewable energy in 2023, with the goal of reaching 100% renewable energy across your commercial portfolio by the end of 2025. Provide us with additional information regarding the steps you have taken and expect to take in connection with your renewable energy goal. Include quantification of the costs incurred during the periods covered by your Form 10-K and expected to be incurred in future periods, and tell us how you assessed materiality.

The Company has taken various steps in pursuit of its renewable energy goal, including purchasing renewable energy and making strategic investments in renewable energy projects. The Company estimates that incremental costs from purchases of renewable energy and investments in renewable energy projects amounted to less than approximately 0.65% of its total cost of power in each of the periods covered by the 2023 Form 10-K. The Company’s total cost of power was less than approximately 1.15% of total operating expenses in each of such period, and disclosure of such amounts was therefore determined to be immaterial under the Applicable Disclosure Requirements and appropriately omitted from the 2023 Form 10-K.

The Company’s future energy costs, including incremental expenses associated with the Company’s renewable energy goal, will depend on many variables including energy price fluctuations and fluctuations in energy demand, driven by both demand for the Company’s cloud services and the energy efficiency of the Company’s commercial real estate portfolio and systems. For these reasons, although the Company expects its future energy costs will increase as its cloud business grows, such costs (and any incremental costs related to the Company’s renewable energy goal) cannot be predicted with precision or certainty and are not expected to change significantly as a proportion of total operating expenses. The Company is taking active steps to control and monitor future energy costs. If such energy costs become material to the Company’s business, financial condition or results of operations under the Applicable Disclosure Requirements, the Company will disclose them in future filings.

2.

Your response to prior comment 3 indicates that (i) your properties and operations experienced limited weather-related impacts during the periods covered by the Form 10-K and (ii) you did not identify any weather-related impacts on your customers or suppliers during these periods that had a material impact on your operations or results. Please provide more information regarding these impacts on you, your customers, and your suppliers and tell us how you evaluated materiality, including by providing the quantification requested by our prior comment.

Response

During the periods covered by the 2023 Form 10-K, the Company estimates that it incurred total weather-related property costs of approximately $1.8 million (including approximately $1.4 million in fiscal 2021 and approximately $0.4 million in fiscal 2023). All of these costs related to repairs of ice storm-related damage to buildings and landscaping at the Company’s Austin, Texas campus. As noted in the Initial Response Letter, such costs accounted for less than 0.01% of the Company’s total operating expenses during each applicable period and were determined to be immaterial under the Applicable Disclosure Requirements.

Further, as noted in the Initial Response Letter, the Company has not experienced any material operational weather-related impacts during the periods covered by the 2023 Form 10-K. The Company has implemented a robust crisis management and continuity process that automatically shifts operations away from areas that experience weather-related or other incidents, enabling the Company to continue to provide services and support to its customers without disruption, and mitigates the operational risk of such incidents. For example, the Company took several steps to proactively address the risks posed by Hurricane Ian in 2022, including by actively communicating with employees, closing the Company’s office in Orlando, Florida as a precaution and re-routing critical business operations to alternative offices. The Company has also experienced occasional brief heat-related outages in certain of its data centers which were promptly resolved and therefore did not cause significant disruption to the Company or its customers. These and other weather-related impacts have not significantly disrupted the Company’s ability to continue to provide services and support to its customers or otherwise continue its operations. Consequently, the Company does not believe any additional disclosure regarding weather-related impacts to its properties or operations is required under the Applicable Disclosure Requirements.

Similarly, the Company is not aware of any weather-related impacts to its customers during the periods covered by the 2023 Form 10-K that had a material impact on the Company’s operations or results. The Company is not aware of any significant customers whose ability to pay the Company has been impacted by weather-related issues. Further, the Company notes that it has a large and geographically diversified customer base, with no single customer accounting for 10% or more of the Company’s revenue. If any single weather-related impact were to impact any of the Company’s customers, the Company believes that such diversification would help to mitigate the risk that such an event would have a material impact on the Company as a whole. The absence of any weather-related impacts to customers’ ability to pay and this diversification both contributed to the Company’s determination in connection with Disclosure Reviews relating to the 2023 Form 10-K that no additional disclosure regarding weather-related impacts to customers was required under the Applicable Disclosure Requirements.

The Company is likewise unaware of any weather-related impacts to suppliers that had a material impact on the Company’s operations or results. The Company, like many others, experienced unprecedented supply chain issues resulting from the COVID-19 pandemic. The Company responded by improving its supply chain management and broadening its supplier base in order to proactively mitigate potential disruptions that might impact one or more of its suppliers (weather-related or otherwise) and to ensure that the Company’s operations are not disrupted. For example, the Company has established a network of redundancies in its supply chain structure to ensure that the Company has consistent access to the parts it needs to operate its business. These redundancies include (i) sourcing parts used in its operations from two or more suppliers, (ii) ensuring that its suppliers’ operations are located in multiple physical locations in non-overlapping geographic regions and (iii) working with suppliers to create distinct shipping routes to distribute parts to the Company and its customers throughout the world. As noted in the Initial Response Letter, the Company believes that its diversified supply chain has helped mitigate the risk that any single event, weather-related or otherwise, would have a material impact on the Company as a whole. Additionally, in connection with its Disclosure Reviews the Company has not identified any one supplier as critical to its operations. Consequently, the Company believes that additional disclosure regarding weather-related impacts to suppliers was not required under the Applicable Disclosure Requirements and was appropriately omitted from the 2023 Form 10-K.

As noted in the Initial Response Letter, the Company will continue to consider impacts from the physical effects of climate change on its operations and results in connection with future Disclosure Reviews, and if they have or are considered reasonably likely to have a material effect on its business, financial condition, liquidity or results of operations, the Company will include disclosure in its future Exchange Act filings as appropriate.

3.	We note your response to prior comment 4 and reissue it in part. Please provide the quantitative information requested by our comment for future periods.

Response

The Company respectfully advises the Staff that no specific budget for future purchases or sales of carbon credits, carbon offsets or energy attribute certificates has been determined with certainty or approved at this time. The Company is therefore unable to provide the quantitative information requested by the Staff’s comment for future periods. Although no specific budget for future purchases or sales of carbon credits, carbon offsets or energy attribute certificates has been approved, the Company does not currently expect any such transactions to be material to the Company’s business, financial condition or results of operations under the Applicable Disclosure Requirements. As noted in the Initial Response Letter, the Company will continue to monitor any future purchases and sales of carbon credits, carbon offsets and energy attribute certificates and, if the transactions are material to the Company’s business, financial condition or results of operations under the Applicable Disclosure Requirements, will disclose them in future filings.

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Please contact me at (650) 506-7000 if you have any further questions.

Very truly yours,

/s/ Brian Higgins

Brian Higgins
Senior Vice President and Corporate Secretary

cc:	Safra Catz, Chief Executive Officer, Oracle Corporation

Stuart Levey, Executive Vice President, Chief Legal Officer, Oracle Corporation

Maria Smith, Executive Vice President, Chief Accounting Officer, Oracle Corporation

Kimberly Woolley, Vice President, Asst. General Counsel and Asst. Secretary, Oracle Corporation

Sarah K. Solum, Freshfields Bruckhaus Deringer US LLP

Elizabeth K. Bieber, Freshfields Bruckhaus Deringer US LLP